FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Announces Expiration and Final Results of its Tender Offer for 8.375% Notes due 2017

Mexico City, June 12, 2014 — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today the expiration and final results of its previously announced cash tender offer (the "Tender Offer") made to purchase up to U.S.$ 200 million (the “Maximum Tender Amount”) of its outstanding U.S.$ 350 million aggregate principal amount of 8.375% Senior Notes due 2017 (the "Notes").

As of 12:00 midnight, New York City time, on June 11, 2014, the expiration date for the Tender Offer, U.S.$ 210,115,000 in aggregate principal amount of the Notes, representing 60.03% of the total outstanding principal amount of the Notes, were validly tendered and not withdrawn (including the previously announced U.S.$ 209,865,000 in aggregate principal amount of the Notes tendered at or prior to 5:00 pm, New York City time, on May 28, 2014, (the “Early Tender Deadline”), U.S.$ 200 million aggregate principal amount of which were previously accepted and paid for by ICA (on a prorated basis)).

Because the Tender Offer was fully subscribed as of the Early Tender Deadline and ICA did not increase the Maximum Tender Amount, holders who validly tendered Notes after the Early Tender Deadline will not have any of their Notes accepted for purchase.

ICA engaged Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. to act as Dealer Managers for the Tender Offer and D.F. King & Co., Inc. to act as Tender Agent and Information Agent for the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Credit Suisse Securities (USA) LLC at (800) 820-1653 or (212) 538-2147 (collect) and Deutsche Bank Securities Inc. at (855) 287-1922 or (212) 250-7527 (collect). Questions regarding procedures for tendering Notes or requests for documentation may be directed to D.F. King & Co., Inc. at (800) 549-6650 (toll free) or (212) 269-5550 (banks and brokers).

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit http://ri.ica.mx/

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena García elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 x 3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer